                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

             [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

             [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                                 Commission File
                                  Number 1-5491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Rowan Companies, Inc.
                       2800 Post Oak Boulevard, Suite 5450
                       Houston, Texas 77056-6196

                              REQUIRED INFORMATION

     The Rowan Companies, Inc. Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

     The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

                        By: Rowan Companies, Inc. Savings
                            And Investment Plan
                            Administrative Committee:

              /s/  JOHN R. COLLINS                    June 28, 2000
                   John R. Collins

              /s/  MARK H. HAY                        June 28, 2000
                   Mark H. Hay

              /s/  C. R. PALMER                       June 28, 2000
                   C. R. Palmer

              /s/  E. E. THIELE                       June 28, 2000
                   E. E. Thiele

                                   APPENDIX 1



                              ROWAN COMPANIES, INC.
                           SAVINGS AND INVESTMENT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
               AND FOR THE YEARS THEN ENDED, SUPPLEMENTAL SCHEDULE
            AS OF DECEMBER 31, 1999 AND INDEPENDENT AUDITORS' REPORT

ROWAN COMPANIES, INC. SAVINGS AND
INVESTMENT PLAN


TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                     2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                    3

   Notes to Financial Statements for the Years Ended December 31, 1999 and 1998                                    4

SUPPLEMENTAL SCHEDULE:

   Assets Held for Investment Purposes at End of Year, December 31, 1999                                           8


Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year, December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
June 28, 2000

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                           1999                   1998
ASSETS:
   Cash                                                               $     60,849          $     58,001
   Investments - at fair value                                          36,037,405            23,403,600
   Receivables:
      Contributions:
         Employee                                                          399,344               414,776
         Employer                                                          138,602               141,902
      Investment income                                                        495
      Unsettled sales                                                       91,167                47,506
                                                                      ------------          ------------

TOTAL ASSETS                                                            36,727,862            24,065,785

LIABILITIES - payable for unsettled purchases                               13,556                41,612
                                                                      ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $ 36,714,306          $ 24,024,173
                                                                      ============          ============


See notes to financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                            1999              1998
ADDITIONS:
   Net appreciation in investments                                    $ 4,302,230          $ 2,039,927
   Investment income                                                    2,363,779            1,392,674
   Contributions:
      Employee                                                          5,477,159            4,851,524
      Employer                                                          1,826,339            1,671,916
   Other                                                                      546                2,363
                                                                      -----------          -----------

         Total additions                                               13,970,053            9,958,404
                                                                      -----------          -----------

DEDUCTIONS:
   Employee withdrawals                                                 1,190,258            1,051,667
   Administrative expenses                                                 54,612               50,086
   Other                                                                   35,050
                                                                      -----------          -----------

         Total deductions                                               1,279,920            1,101,753
                                                                      -----------          -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                                              12,690,133            8,856,651

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                   24,024,173           15,167,522
                                                                      -----------          -----------

   End of year                                                        $36,714,306          $24,024,173
                                                                      ===========          ===========


See notes to financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling and aviation employees of Rowan Companies, Inc. and its subsidiaries (the "Company").

      PARTICIPATION - Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee's date of hire and ending on the anniversary of such date.

      FUNDING - Under the Plan, eligible employees may make basic contributions of up to 6%, and additional contributions of up to 9%, of their regular compensation on a before-tax basis. Effective July 1, 2000, the additional contribution limit will be increased to 14%. The Company makes a matching contribution equal to 50% of a participant's basic contribution.

      INVESTMENT OPTIONS - The assets of the Plan are held and managed by Fidelity Management Trust Company, the Trustee of the Plan (the "Trustee"). Participants direct the investment of their accounts into any of the following:

          Fidelity Puritan Fund seeks current income and capital preservation by investing primarily in high-yielding domestic and foreign stocks and bonds.

          Fidelity Magellan Fund seeks long-term capital appreciation by investing primarily in domestic and foreign stocks and convertible bonds across a variety of industries and sectors.

          Fidelity Intermediate Bond Fund seeks a high level of current income by investing primarily in domestic and foreign securities with intermediate maturities.

          Fidelity Equity-Income II Fund seeks current income and capital appreciation by investing primarily in income-producing stocks.

          Fidelity Aggressive Growth Fund seeks long-term capital appreciation by investing primarily in stocks of companies believed to offer the potential for accelerated growth.

          Fidelity (Retirement Government) Money Market Portfolio seeks a high level of current income and capital and liquidity preservation by investing primarily in obligations issued or guaranteed by the U. S. government or its agencies.

          Fidelity Managed Income Portfolio seeks capital preservation and a competitive level of current income over time by investing primarily in short- and long-term investment contracts.

          The Rowan Companies Unitized Stock Fund allows participants convenient access to the common stock of Rowan Companies, Inc., the Plan's sponsor.

     Effective July 1, 2000, additional investment options will be made available to participants:

          Fidelity Freedom Funds consist of five separate funds holding investments in other Fidelity fixed-income, money market and equity funds in varying allocations consistent with investment goals ranging from high current income (for investors currently or soon to be in retirement) to high total return (for investors expecting to retire around the year 2030).

          Spartan U.S. Equity Index Fund seeks to provide investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States by attempting to duplicate the composition and return of the Standard & Poor's 500.

          Fidelity Diversified International Fund seeks capital growth primarily through investment in foreign securities, normally common stock.

          Fidelity Small Cap Selector Fund seeks capital appreciation through investments in common stocks of domestic and foreign issuers, with at least 65% of total assets invested in companies with small capitalizations.

     EXPENSES - Participants' accounts are charged with investment advisory and other fees by the Trustee. Other expenses of administering the Plan are borne by the Plan or by the Company, at its discretion.

     VESTING PROVISIONS - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after five years or more of qualified service.

     Participants at age 65 are entitled to 100% of all contributions, plus any earnings accrued thereon. Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

     DISTRIBUTIONS - Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Other hardship withdrawals can be obtained under certain conditions. At December 31, 1999 and 1998, Plan assets included approximately $21,000 and $27,000, respectively, of distributions payable to former Plan participants.

     FORFEITURES - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by the Company. During 1999 and 1998, the Company utilized approximately $52,000 and $50,000, respectively, of employee forfeitures for Plan administrative expenses. At December 31, 1999 and 1998, Plan assets included approximately $69,000 and $52,000, respectively, of nonvested forfeited accounts.

     PLAN TERMINATION - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

     PARTY-IN-INTEREST TRANSACTIONS - The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. The Company is also a party-in-interest.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value as determined by the Trustee based upon quoted market prices for the underlying securities, and realized and unrealized gains or losses are computed based on the fair value of the assets at the beginning of the Plan year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

     In accordance with the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters", which was issued on September 15, 1999, the by-fund disclosures previously required have been omitted.

3.   INVESTMENTS

     Plan investments, at fair value, at December 31, 1999 and 1998 consisted of the following:

                                                                          1999                      1998
Fidelity mutual funds:
    Puritan Fund                                                      $ 6,881,335  *          $ 6,179,737 *
    Magellan Fund                                                      15,001,818  *           10,214,908 *
    Intermediate Bond Fund                                              1,419,862               1,273,131 *
    Equity-Income II Fund                                                 942,615                 855,293
    Aggressive Growth Fund                                              4,798,599  *              986,123
    Money Market Portfolio                                              2,530,566  *            1,697,187 *
    Managed Income Portfolio                                            1,450,238               1,049,231
Rowan Companies Stock Fund                                              3,012,372  *            1,147,990
                                                                      -----------             -----------
Total Investments                                                     $36,037,405             $23,403,600
                                                                      ===========             ===========

* Represents investments greater than 5% of Plan assets.


4.   TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Though the Plan has been amended since that date, the Plan administrator and the Company believe that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC. A request for a new determination letter has been made.

5.   MASTER DEFINED CONTRIBUTION TRUST

     A Master Defined Contribution Trust (the "Trust") commingles, for investment and administrative purposes, Plan assets included in the Rowan Companies Unitized Stock Fund with those of another plan sponsored by the Company. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans. The investment accounts of the Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans' relative interest in the investment units of the Trust.

     At December 31, 1999, the Trust had net assets available for benefits of $4,800,631, including $91,223 of cash, $187,745 of receivables and $4,542,100 fair value of Rowan Companies, Inc. common stock, net of $20,437 of payables. At December 31, 1998, the Trust had net assets available for benefits of $1,938,442, including $90,620 of cash, $119,100 of receivables and $1,793,740 fair value of Rowan Companies, Inc. common stock, net of $65,018 of payables. The net investment gain for the Trust during the year ended December 31, 1999 was $2,837,305, including $2,831,474 of net appreciation in Rowan Companies, Inc. common stock and $5,831 of interest income. The net investment loss for the Trust during the year ended December 31, 1998 was $998,675, including $1,001,903 of net depreciation in Rowan Companies, Inc. common stock, net of $3,228 of interest income.

     The Plan's interest in the Trust's total investment units was 66% at December 31, 1999 and 64% at December 31, 1998, with the balance attributed to the other Rowan-sponsored plan.

6.   UNIT VALUES

     The Plan's Rowan Companies Unitized Stock Fund had 681,226 and 575,681 participation units outstanding at December 31, 1999 and 1998, respectively. Plan participants' equity per unit during 1998 and 1999 was as follows: $9.40 at March 31, 1998, $6.33 at June 30, 1998, $3.69 at
     September 30, 1998, $3.29 at December 31, 1998, $4.13 at March 31,
     1999, $5.98 at June 30, 1999, $5.26 at September 30, 1999 and $6.97 at
     December 31, 1999.



                                     ******

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES AT END OF YEAR, DECEMBER 31, 1999
--------------------------------------------------------------------------------


  COLUMN A                  COLUMN B                                 COLUMN C                        COLUMN E
  --------                  --------                                 --------                        --------
                      IDENTITY OF ISSUER,
                       BORROWER, LESSOR                            DESCRIPTION OF                      FAIR
                        OR SIMILAR PARTY                            INVESTMENT                         VALUE


       *          Fidelity Management Trust Co.            Puritan Fund                            $  6,881,335

       *          Fidelity Management Trust Co.            Magellan Fund                             15,001,818

       *          Fidelity Management Trust Co.            Intermediate Bond Fund                     1,419,862

       *          Fidelity Management Trust Co.            Equity-Income II Fund                        942,615

       *          Fidelity Management Trust Co.            Aggressive Growth Fund                     4,798,599

       *          Fidelity Management Trust Co.            Money Market Portfolio                     2,530,566

       *          Fidelity Management Trust Co.            Managed Income Portfolio                   1,450,238

       *          Rowan Companies, Inc.                    Rowan Companies Stock                      3,012,372
                                                                                                   ------------

                  Total                                                                            $ 36,037,405
                                                                                                   ============





* Party-in-interest

                               INDEX TO EXHIBITS


Exhibit
Number                             Description
-------                            -----------
23.1                    Independent Auditors' Consent